SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                                (Amendment No. )(1)


                         FRONTLINE COMMUNICATIONS CORP.
                                (Name of Issuer)



                                  COMMON STOCK
                         (Title of Class of Securities)



                                    35921T108
                                 (CUSIP Number)


                                  May 13, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1(b)

     |_|  Rule 13d-1(c)

     |X|  Rule 13d-1(d)

----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

-------------------                                            -----------------
CUSIP No. 35921T108                   13G                      Page 2 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Ronald Shapss
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)|_|
     Not Applicable                                                       (b)|_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
NUMBER OF SHARES    5    SOLE VOTING POWER
  BENEFICIALLY           200,000 (includes 100,000 shares issuable upon exercise
    OWNED BY             of  options)
      EACH
     PERSON
    REPORTING
      WITH
                    ------------------------------------------------------------
                    6    SHARED VOTING POWER

                         None
                    ------------------------------------------------------------
                    7    SOLE DISPOSITIVE POWER
                         200,000 (includes 100,000 shares issuable upon exercise
                         of options)
                    ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         None
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     200,000 (includes 100,000 shares issuable upon exercise of options)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.2%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 Pages

Item 1(a).  Name of Issuer:

            FRONTLINE COMMUNICATIONS CORP.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            One Blue Hill Plaza Pearl River, NY 10965

Item 2(a).  Name of Person Filing:

            This Schedule 13G is filed on behalf of Ronald Shapss (a "Reporting Person").

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            75 Montebello Road
            Suffern, NY 10901

Item 2(c).  Citizenship:

            Mr. Shapss is a United States citizen.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number:

            35921T108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a) - (j): Not applicable.

            If this statement is filed pursuant to Rule 13d-1(c), check this
            box.                                                             |_|

               Not Applicable.

Item 4.     Ownership:

            (a) Amount Beneficially Owned: At December 31, 1998, Mr. Shapss beneficially owned 200,000 shares (includes 100,000 shares issuable upon exercise of options).

            (b)  Percent of Class: 6.2%


            (c)  Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote: 200,000 (includes
                     100,000 shares issuable upon exercise of options)

                (ii) shared power to vote or to direct the vote:           None.

                                Page 3 of 5 Pages

               (iii) sole  power to  dispose  or to direct  the disposition  of:
                     200,000 (includes 100,000 shares issuable upon exercise of options)

                (iv) shared power to dispose or to direct  the  disposition  of:
                     None.

Item 5.     Ownership of Five Percent or Less of a Class.

                     Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                     Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

                     Not Applicable.

Item 9.     Notice of Dissolution of Group.

                     Not Applicable.

Item 10.    Certification.

                     Not Applicable.


                                Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                                          February 11, 1999
                                                      --------------------------
                                                                (Date)

                                                          /s/ Ronald Shapss
                                                      --------------------------
                                                             (Signature)




                                Page 5 of 5 Pages